# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rapport Therapeutics, Inc., CIK 0002012593
CUSIP: 75383L102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 99 High Street, Suite 2100, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000904454-24-000538
Filed by CIK 0000200406

## Reporting persons
- JOHNSON & JOHNSON: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 1,784,517; sole dispositive power 0; shared dispositive power 1,784,517; aggregate amount beneficially owned 1,784,517 (4.9% of the class)
- Johnson & Johnson Innovation - JJDC, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,784,517; sole dispositive power 0; shared dispositive power 1,784,517; aggregate amount beneficially owned 1,784,517 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Rapport Therapeutics, Inc.
Address of issuer's principal executive offices: 99 High Street, Suite 2100, Boston, MA 02110

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is filed by Johnson & Johnson, a New Jersey corporation ("J&J") and Johnson & Johnson Innovation-JJDC, Inc., a Delaware corporation ("JJDC"). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC and J&J may be deemed to indirectly beneficially own such securities. Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on October 18, 2024 ("the "Schedule 13G"). The agreement between the Reporting Persons to file jointly (the "Joint Filing Agreement") was filed as Exhibit A to the Schedule 13G.
Address of principal business office or, if none, residence:
J&J: One Johnson & Johnson Plaza, New Brunswick, NJ 08933
JJDC: 410 George Street, New Brunswick, NJ 08901
Citizenship:
J&J: NJ
JJDC: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G. Percentage ownership is based on 36,497,920 shares of Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2025 filed with the Securities and Exchange Commission on August 7, 2025.
Sole power to vote or to direct the vote: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- JOHNSON & JOHNSON: /s/ Marc Larkins, Mark Larkins/Secretary (10/22/2025)
- Johnson & Johnson Innovation - JJDC, Inc.: /s/ Jill McManus, Jill McManus/Assistant Treasurer (10/22/2025)